Prudential Investment Portfolios 3
Gateway Center Three
100 Mulberry Street
Newark, New Jersey 07102

April 28, 2015

VIA EDGAR SUBMISSION

Ms. Allison White

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Prudential Investment Portfolios 3: Form N-1A

Post-Effective Amendment No. 46 to the Registration

Statement under the Securities Act of 1933;

Amendment No. 47 to the Registration Statement under

the Investment Company Act of 1940

Securities Act Registration No. 333-95849

Investment Company Act No. 811-09805

Dear Ms. White:

We filed through EDGAR on February 11, 2015 on behalf of the Prudential Investment Portfolios 3 (the “Registrant”) Post-Effective Amendment No. 46 to its Registration Statement under the Securities Act of 1933 Act (the “1933 Act”) and Amendment No. 47 to its Registration Statement under the Investment Company Act of 1940 (the “1940 Act”) (the “Amendment”). The Amendment was filed under Rule 485(a)(1) under the 1933 Act solely for the purpose of adding a new class of shares to the Prudential Strategic Value Fund, a series of the Registrant. The new class of shares is known as Class R.

This letter is intended to respond to the Commission Staff’s comments that you conveyed by telephone on March 10, 2015, with respect to the Amendment. For your convenience, a summary of your comments are included herein and the responses are keyed accordingly, as set forth below. Capitalized terms used herein, and not otherwise defined, have the respective meanings assigned in the Amendment.

1.	Comment: Please respond to these comments in a writing filed on EDGAR, include the appropriate responses in such writing and conform the disclosure throughout the registration statement to reflect revisions made in response to comments on specific sections of the registration statement.

Response: The Registrant will respond to the comments in a writing that is filed on EDGAR, and will include the appropriate responses in such writing.

2.	Comment: Please confirm that all information has been completed and/or updated in the Prospectus, Statement of Additional Information, and Part C.

Response: The Registrant confirms that all information in the Prospectus, Statement of Additional Information and Part C is current and complete.

3.	Comment: Please update the EDGAR series and class identifiers to reflect the addition of Class R.

Response: The Registrant confirms that all series and class identifiers have been updated to reflect the addition of Class R.

4.	Comment: Please consider removing from the “Shareholder Fees” table the rows pertaining to: (i) Maximum sales charge (Load) imposed on reinvested dividends and other distributions; (ii) Redemption fees; and (iii) Exchange fee, since it does not appear that any of these fees are charged.

Response: The Registrant has noted the Staff’s comments. After consideration, however, the Registrant respectfully declines to revise the Shareholder Fees table.

5.	Comment: The footnote which appears underneath the Annual Fund Operating Expenses table discloses that the investment adviser has contractually agreed to limit or cap net annual fund operating expenses, and that the distributor has agreed to waive a portion of its 12b-1 fee. If these subsidies are subject to any form of recapture or recoupment, please revise the footnote to provide corresponding explanation and disclosure.

Response: The subsidy arrangements discussed in the footnote are not subject to any form of recapture or recoupment.

6.	Comment: The discussion of principal risks in the Summary section of the Prospectus includes disclosures pertaining to Real Estate Investment Trust (REIT) Risk and risks pertaining to Exchange Traded Funds (ETFs). The discussion of principal investment strategies appearing in the Summary section of the Prospectus does not explicitly reference or mention these types of instruments or securities. Please consider removing the risk disclosures and/or making appropriate revisions to the discussion of principal investment strategies in the Summary section.

Response: After careful review and consideration, the Registrant believes that the existing risk disclosures are appropriate to and related to the discussion of the principal investment strategies.

7.	Comment: Following the discussion of principal risks in the Summary section of the Prospectus, the following statement appears: “For more information on the risks of investing in this Fund, including the risks of foreign securities, please see How the Fund Invests—Investment Risks in the Prospectus and Investment Risks and Considerations in the SAI.” If

investing in foreign securities is a principal investment strategy, please include appropriate discussion as a principal investment strategy, otherwise the disclosure should be deleted.

Response: The disclosure has been deleted in its entirety.

8.	Comment: Please confirm that the expenses of exchange traded funds (ETFs) were considered and included as acquired fund fees and expenses for purposes of the required disclosure in the Annual Fund Operating Expenses table.

Response: The expenses of ETFs were considered. Because the amount of acquired fund fees and expenses was de minimus and lower than required to be disclosed under Form N-1A, the Annual Fund Operating Expenses table does not include a row for acquired fund fees and expenses.

9.	Comment: In the section of the Prospectus entitled How the Fund Invests—Investment Objectives and Policies, there is disclosure which states that large capitalization companies are considered to be those companies with market capitalizations within the range of companies included in the Russell 1000 Index or the S&P 500 Index. Please also include this same disclosure in the discussion of principal investment strategies which appears in the Summary section of the Prospectus.

Response: The disclosure has been added.

10.	Comment: In the section of the Prospectus entitled How the Fund Invests—Investment Risks, not all of the principal investment strategies discussed in the Summary section of the Prospectus are identified and discussed in the Investment Risks section. Please revise the Investment Risks discussion so that the Investment Risks correspond to the principal investment strategies discussed in the Summary.

Response: The Registrant confirms that it has reviewed the disclosures and revised them as necessary.

11.	Comment: Please confirm that any expenses associated with short sales will be reflected in the Annual Fund Operating Expenses table.

Response: The Registrant confirms any expenses associated with short sales will be reflected in the Annual Fund Operating Expenses table.

12.	Comment: In the section of the Prospectus entitled How the Fund is Managed, there is disclosure which states that the investment adviser and the Registrant operate in a manager-of-managers structure pursuant to the terms of an exemptive order issued by the Commission which permits the adviser to enter into or amend advisory agreements with unaffiliated subadvisers as well as certain affiliated subadvisers. Please supplementally disclose the release number of this order.

Response: The exemptive order referenced in this disclosure was issued by the Commission as of December 16, 2014. The Investment Company Act Release Number was 31377.

13.	Comment: In the section of the Prospectus entitled How the Fund is Managed—Distributor, the disclosure indicates that Class Z shares do not pay distribution or service fees to the distributor. Please include in this disclosure any other share class which also does not pay distribution or service fees.

Response: The disclosure has been revised accordingly.

In connection with the Commission Staff’s review of the Amendment, the Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff: (a) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings; (b) Commission Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and (c) the Registrant may not assert Commission Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments with respect to the foregoing, or if I can be of any further assistance in facilitating the Staff’s review, please contact me at (973) 802-6469. Thank you for your assistance in this matter.

Sincerely yours,

/s/ Jonathan D. Shain

Jonathan D. Shain

Vice President & Corporate Counsel